UNITED STATES
SECURITIES AND EXCHANGE COMMISSSION
Washington, D.C. 20549
__________________________________

FORM 12b-25
__________________________________

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INTERSECTIONS INC.
Full Name of Registrant

N/A
Former Name if Applicable

3901 Stonecroft Boulevard
Address of Principal Executive Office (Street and Number)

Chantilly, Virginia 20151
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Intersections Inc. (“Intersections” or the “Company”) was unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the three months ended June 30, 2018 (the “Form 10-Q”) by the prescribed due date. The Company entered into the fourth amendment of its credit agreement, as disclosed in Form 8-K filed on June 11, 2018, which shortened the maturity date of the secured indebtedness evidenced by the credit agreement (the “Secured Debt”) to December 31, 2018. As of June 30, 2018, the outstanding balance of the Secured Debt was $17.5 million. The Company is in compliance with the financial covenants in the credit agreement for the period ended June 30, 2018 and is not aware of non-compliance with any of the provisions of the credit agreement that would require a waiver from our current lender. The Company, with assistance from its financial advisors, is currently evaluating options which include equity and/or debt financings that we believe would be sufficient to fully repay the Secured Debt. Additional objectives of such a financing are to provide additional liquidity to the Company. The outcome of this evaluation will impact the Company’s financial statements and discussion of its liquidity and capital resources in the Form 10-Q. As a result, the Company requires additional time to finalize the financial statements and related disclosures that will be included in the Form 10-Q. The Company anticipates that the Form 10-Q will be filed on or before the fifth calendar day following its prescribed due date.

The consummation and actual terms of any refinancing or other transaction are subject to a number of factors, including without limitation market conditions, negotiation and execution of definitive agreements and satisfaction of customary closing conditions. There can be no assurance that the Company will be able to consummate any refinancing or other transaction on favorable terms or at all.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald L. Barden	703	488-6100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note to Investors Regarding Forward-Looking Statements

This Form 12b-25 filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature or that relate to future events and conditions are, or may be deemed to be, forward-looking statements. These forward-looking statements are based on the Company’s current expectations, estimates and projections and its management’s beliefs and assumptions concerning future events and financial trends affecting the Company’s financial condition and results of operations. In some cases, you can identify these statements by terminology such as “may,” “will,” “should,” “predicts,” “expects,” “believes,” “anticipates,” “projects,” “potential” or “continue” or the negative of such terms and other comparable terminology. These statements are only predictions and are subject to substantial risks and uncertainties and are not guarantees of performance. Future actions, events and conditions and future results of operations may differ materially from those expressed in these statements. In evaluating those statements, you should carefully consider the risks outlined in “Item 1A. Risk Factors,” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 12b-25 except as required by law. All of the Company’s written and oral forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements.

INTERSECTIONS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2018	By:	/s/ Ronald L. Barden
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Sec 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.